Exhibit 12.1

Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010

Fixed charges – interest expensed	$83,248	$95,981	$148,076	$170,967	$245,543

Earnings
Income before assessments	$53,900	$97,636	$90,881	$57,645	$142,565
Fixed charges	83,248	95,981	148,076	170,967	245,543

Total earnings	$137,148	$193,617	$238,957	$228,612	$388,108

Ratio of earnings to fixed charges	1.65	2.02	1.61	1.34	1.58